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                            February 11, 2021

       Kevin R. Lind
       President and Chief Executive Officer
       Longboard Pharmaceuticals, Inc.
       6154 Nancy Ridge Drive
       San Diego, CA 92121

                                                        Re: Longboard
Pharmaceuticals, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
29, 2021
                                                            CIK No. 0001832168

       Dear Mr. Lind:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 29, 2021

       Business
       Our Product Candidates
       LP352, an oral, centrally acting, 5-HT2c superagonist, page 94

   1. We note your response to our prior comment number 7. Please revise to provide details of the trials shown in the
comparison on page 99, such as the number of subjects, dosage, duration and how the
baseline was measured in each study.
 Kevin R. Lind
FirstName
Longboard LastNameKevin
           Pharmaceuticals,R. Lind
                            Inc.
Comapany11,
February  NameLongboard
            2021           Pharmaceuticals, Inc.
February
Page 2 11, 2021 Page 2
FirstName LastName
       You may contact Jeanne Bennett at 202-551-3606 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Steve Przesmicki, Esq.